Exhibit 99.1

The Hague, November 19, 2007

AEGON completes EUR 1 billion share repurchase program

AEGON announced today that, in line with the share repurchase program announced on August 9, 2007, the company has repurchased 10,378,592 common shares during the week of November 12 until November 16, 2007. The common shares were repurchased at an average price of EUR 12.9790 for a total amount of EUR 134,703,264. With this, the EUR 1 billion share repurchase program has been completed.

The total number of common shares repurchased under the EUR 1 billion program is 74,569,902 shares. This represents 4.6% of AEGON’s issued and outstanding common shares and 4.0% of AEGON’s total issued and outstanding share capital. The common shares were repurchased at an average price of EUR 13.4102.

AEGON will seek approval from its shareholders at the next Annual General Meeting on April 23, 2008 to cancel all common shares repurchased as part of this program.

In 2007, AEGON has returned EUR 1.9 billion to shareholders in the form of dividends and share repurchases.

In recent years, AEGON has achieved significant growth in its value of new business. At the same time, the Group’s existing operations have shown healthy capital generation, primarily as a result of benign world financial markets, while opportunities for significant value-enhancing acquisitions have been limited. AEGON’s share repurchase program will not affect the Group’s organic growth, nor will it limit AEGON’s ability to carry out value-enhancing add-on acquisitions in the future.

A number of developments are allowing AEGON to adopt a more proactive and efficient approach to capital management over the medium term. AEGON’s recent strong financial performance has been paired with a shift to less capital-intensive businesses, particularly in the Group’s North American operations. At the same time, the market for securitizations of life insurance portfolios has developed more attractive pricing characteristics, making securitization a potentially more effective capital management tool. With increased hedging of market risks and the application of the Group’s own internal Market Consistent Framework, AEGON believes its business will become increasingly more capital efficient in the medium term.

Share repurchases are an integral part of AEGON’s overall capital management strategy. AEGON expects that the completed share repurchase program will have a positive effect on its net (underlying) operating earnings per share. The number of shares outstanding used to calculate net (underlying) operating earnings per share is now effectively 1,516 million.

ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension companies, and a strong provider of investment products. AEGON empowers local business units to identify and provide products and services that meet the evolving needs of customers, using distribution channels best suited to local markets. AEGON takes pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 30,000 people worldwide. AEGON’s businesses serve millions of customers in over twenty markets throughout the Americas, Europe, and Asia, with major operations in the United States, the Netherlands and the United Kingdom.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking with the ambition to be the best in the industry.

Investor Relations: +31 (0)70 344 83 05 (NL) +1 877 548 96 68 (USA) | Media Relations: +31 (0)70 344 83 44 (NL)

CONTACT INFORMATION

Group Corporate Communications & Investor Relations

	The Hague, the Netherlands	Baltimore, the United States
Analysts & Investors	+31 (0)70 344 83 05	+1 877 548 9668 (toll free) /+1 410 576 45 77
Media	+31 (0)70 344 83 44
E-mail	gca-ir@aegon.com	ir@aegonusa.com
Website	www.aegon.com

Forward looking statements

The statements contained in this press release that are not historical facts may be forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as ‘believe’, ‘estimate’, ‘target’, ‘intend’, ‘may’, ‘expect’, ‘anticipate’, ‘predict’, ‘project’, ‘counting on’, ‘plan’, ‘continue’, ‘want’, ‘forecast’, ‘should’, ‘would’, ‘is confident’ and ‘will’ and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, including:

- The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

- The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low interest rate levels and rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, including the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives;

•	The impact on our reported financial results and financial condition as a result of our adoption of International Financial Reporting Standards.